Exhibit 99.19

[Letterhead of Southern Farm Bureau Life Insurance Company]

[Sample Exchange Offer Letter — APVL Policies]

September 3, 2019

[First Name] [Last Name]

[Address Line 1]

[Address Line 2]

[Address Line 3]

[City], [State]  [Zip]

RE:  BONUS OFFER

         Policy Number: [Policy Number]

Dear Policy Owner:

Our records show that you currently own an Adjustable Premium Variable Life Insurance Policy (“Policy”) issued by Southern Farm Bureau Life Insurance Company (the “Company,” “SFBLIC,” “we,” “our,” “us”) through its Southern Farm Bureau Life Variable Life Account (“Separate Account”).  We are writing to inform you about a special opportunity being made available to Policy owners, like you, who have not yet accepted any prior bonus offer (“Eligible Policy Owners”).

For a limited time, the Company is offering to pay Eligible Policy Owners a one-time bonus of at least $250 (“Bonus”) under the terms and conditions described in this letter (the “Bonus Offer”).  We are making this Bonus Offer in an effort to wind down the administration of the Policies, which we stopped selling in December 2009.  Since that time, the Company has made two other bonus offers to Policy owners in an effort to finalize all administrative and other obligations associated with this business.   We anticipate that this Bonus Offer will be our final offer for the Policies, because only a few Policies, including yours, remain active.

The Deadline for you to accept the Bonus Offer is December 2, 2019 (“Deadline”).  To accept the Bonus Offer you must complete, sign, and date the enclosed Response Form and send it by U.S. mail to our Jackson, Mississippi office by the Deadline.

Please read this letter carefully and consider whether you may benefit from this Bonus Offer.  You may wish to consult with your financial advisor, tax advisor, and/or other investment professional for help in making the best decision for you.

BONUS OFFER OPTIONS

To take advantage of the Bonus Offer, you must select one of the three options described below.  If you accept the Offer by choosing one of these three options, you will receive a one-time Bonus payment of $      .  The Bonus payment is based upon 10% of your accumulated value (less any outstanding Policy loan balance) as of the close of business on June 28, 2019, subject to a minimum Bonus payment of $250 and a maximum Bonus payment of $3,000.  If you still have questions about this Bonus Offer after reviewing these options, you may contact our Variable Account Help Desk at 1-800-237-2514.

Option 1 — Value Transfer to Fixed Rate Option:

This option allows you to keep your current Policy in force; however, by choosing this option, we will transfer 100% of your variable account value into the Declared Interest Option (“DIO”), which is the fixed interest rate option available under your Policy.  The transfer will be effective as of the Business Day that we receive your Response Form electing this option.

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The guaranteed DIO interest rate for your Policy is    %, which means that your interest rate will never be less than this guaranteed rate under the Policy.  By choosing this option, you agree that 100% of your Policy’s accumulated value will remain in the DIO for the duration of your Policy, and cannot be reallocated to any of the variable subaccounts at any time in the future.  Your Policy will, thus, become a “fixed rate” Policy, which will never be less than the guaranteed rate under the Policy.  You will receive the one-time Bonus amount stated above by selecting this option.

Option 2 — 1035 Exchange for Another SFBLIC Policy:

A section 1035 Exchange refers to the replacement of a policy for a new one without incurring any tax consequences for the exchange.  This option allows a 1035 Exchange of your existing Policy for another life insurance policy that the Company currently offers, which you determine best meets your needs.  The Company only offers fixed rate products.  By choosing this option, the accumulated value of your Policy, less any policy loans, will be transferred into the new policy as permissible under Internal Revenue Code Section 1035 Exchange provisions without any current tax.  Please consult with your financial advisor who can assist you in determining a suitable policy that meets your needs.  If you choose to do a 1035 Exchange for another policy issued by the Company, we will waive any applicable surrender charges, underwriting requirements and contestability periods that would otherwise apply for such an exchange.   You will receive the one-time Bonus amount stated above by selecting this option.

Option 3a or 3b — Surrender OR Exchange for Another Company’s Policy:

Option 3a allows a surrender of your Policy.  By choosing this option, you will receive the accumulated value of your Policy, less any Policy loans.  The Policy value will be calculated on the Business Day we receive your Response Form in our Jackson, Mississippi office.  You will also receive the one-time Bonus amount stated above by selecting this option. Please note that upon surrender, any taxable gain in the Policy will become reportable to the IRS and should be presented to your tax preparer for your 2019 tax return.  Therefore, you should discuss all options with a financial/tax advisor.

Option 3b allows you to surrender your Policy and exchange it for another life insurance company’s product.  You will need to complete and return the enclosed Response Form, but work with your financial advisor and the other life insurance company to ensure that your desired exchange request is completed in time to reach the Company for processing by the Deadline of December 2, 2019.  Upon receipt of a properly executed request from the other company, the accumulated value of your Policy, less any Policy loans, will be sent directly to the other company to complete the exchange. You should discuss this option with a financial/tax advisor.  We will send you the one-time Bonus amount stated above.

No Change:  Keep Policy “As Is”

You are not required to accept any of the options offered to you here. If you decide to keep your Policy as it exists today, you understand and agree that your Policy with all its contractual terms will remain as is for as long as you continue to pay all necessary premiums to keep the Policy in force.  You also understand and agree that by keeping your Policy as it exists today, no Bonus payment or other one-time benefits will be available after the Deadline, including the ability to exchange the Policy for another SFBLIC product and have surrender charges, underwriting requirements, and the contestability period waived. The Company requests affirmation of this decision by asking that you complete and return the Response Form, checking the box for “Keep My Policy As Is.”

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HOW TO ACCEPT THE BONUS OFFER

If you wish to accept this Bonus Offer, you must complete, sign, date, and return the enclosed Response Form (and the Request for Policy Surrender, if applicable) in the enclosed Return Envelope by the Deadline.  However, if choose an option for a 1035 Exchange and we do not receive the necessary information or documents from you to complete your request by the Deadline of this Bonus Offer, the terms of this Bonus Offer will expire and you will no longer be eligible for the benefits described in this letter. For advice about applicable tax consequences or whether to accept this Bonus Offer, please consult with your financial advisor, tax advisor and/or other investment professional of your own choosing.

FACTS YOU SHOULD CONSIDER

The best option for you depends on your individual circumstances.  The Company cannot recommend a course of action for you. Below are some things you may want to keep in mind as you consult with your financial advisor and make your decision:

•                  The Separate Account is legally insulated from the general creditors of the Company, unlike the DIO option described under Option 1 above.

•                  If you accept the Bonus Offer, the variable subaccount options under your Policy will no longer be available to you.  Thus, you will no longer be susceptible to the market conditions those options present.

•                  If you accept the Bonus Offer by electing Option 1, the interest rate applicable to your accumulated value will never be less than the fixed guaranteed rate of [XX%] per annum.

•                  Any exchange, replacement or surrender of your Policy will result in the termination of your Policy and any optional riders, including any future benefits available thereunder.

•                  You will not incur surrender charges, if any apply, if you elect to surrender your Policy.  This waiver of surrender charges includes any request to exercise an exchange for another life insurance company’s product.

•                  The Company cannot waive the underwriting requirements or contestability period that another life insurance company might impose if you exchange the Policy for another company’s product.

•                  A surrender of the Policy may be taxable to you.  You should consult your tax advisor about any tax consequences before surrendering or exchanging your Policy.

•                  If you accept the Bonus Offer, the Bonus payment will be taxable income to you, and you will receive a 1099-MISC, Box 3 “Other Income,” for the 2019 tax year.  Depending on the option you choose, any gains in your Policy may also be taxable.  If you have an outstanding Policy loan, all or part of the outstanding Policy loan may be taxable if you surrender the Policy.  Therefore, you should consult your tax advisor about possible tax consequences and make a well-informed decision before accepting the Bonus Offer.

•                  The Bonus Offer is optional, and you are not required to accept it.  However, by choosing to keep your Policy As Is, you will not receive the Bonus amount described in this letter, and the underwriting and contestability waivers for a 1035 Exchange will no longer be available to you after the Deadline if you later decide to exchange to another policy.

•                  If you do not accept the Bonus Offer, any of your funds that remain invested in the variable subaccounts will continue to be susceptible to market conditions, including the possibility of a loss of your principal investment.

IF YOU ACCEPT THE BONUS OFFER

If you accept this Bonus Offer, the additional Bonus amount that will be paid to you above your accumulated value is [$$$ BONUS AMOUNT].  This amount will be paid directly to you.  This will be a

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taxable payment.  The Bonus Offer option you elect on the Response Form will be processed effective the Business Day we receive your response in our Jackson, Mississippi office.

Note: In the event that you elect to terminate your Policy with the intent to complete a 1035 exchange for another life insurance company’s product, we will transfer 100% of the value in your Policy to the DIO on the Business day we receive your Response Form, and it will remain there until we receive all other information necessary to process your request.  If we do not receive the necessary information or documents from you or the other life insurance company in order to complete your requested exchange by the Deadline of this Bonus Offer, the terms of this Bonus Offer will expire and you will no longer be eligible for the benefits described in this letter.   Therefore, you should take prompt action to ensure completion of any desired external exchange before the Deadline.  All transfer, surrender or exchange elections will be final.

Note also:  Failure to properly complete the Response Form and Request for Surrender form may result in a delay of processing of your acceptance of the Bonus Offer.  In the event that forms are not completed properly requiring us to follow up for more information or signatures, the Company will transfer 100% of the value in your Policy to the DIO on the Business Day we receive your Response Form, and it will remain invested there until we receive the properly completed forms. Since we cannot predict changes in market conditions, we will complete this transfer to prevent the possibility of negative market changes that might reduce the value of your Policy.  At the same time it will also prevent any possible increases in value that potentially positive market changes might generate.

The Company will rely on your submission of the Response Form as your declared intention to accept the Bonus Offer.  Therefore, if you fail to provide properly completed forms by the Deadline, the Bonus Offer will expire and you will no longer be eligible for the benefits described in this letter.  Since we will have taken steps to transfer and preserve your values in the DIO on the Business Day we receive your Response Form, you will need to contact the Company if you wish to reallocate any funds back into any variable subaccounts available to you.

IF YOU DO NOT ACCEPT THE BONUS OFFER

If you choose to not accept the Bonus Offer, you can continue to exercise all rights and receive all benefits available to you under your Policy.  At the same time, the Company will continue to pursue efforts to wind down its Policy operations.  Once a level is reached where the Company is able to deregister the Separate Account, it plans to take all actions necessary to do so.

If you need more information related to your Policy than we have provided with this letter to help you make a fully informed decision concerning this Bonus Offer, please contact your financial advisor or us at 1-800-237-2514 as soon as possible but no later than December 2, 2019.  Thank you for placing your confidence in Southern Farm Bureau Life Insurance Company.

WE RESERVE THE RIGHT TO MODIFY THE TERMS OF THIS BONUS OFFER AT ANY TIME PRIOR TO THE RECEIPT OF YOUR ACCEPTANCE AND OTHER INFORMATION NECESSARY TO PROCESS YOUR TRANSACTION.

Sincerely,

[Signature]

Name and Title

Enclosures (3):  [Response Form, Request for Policy Surrender Form, Return Envelope]

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RESPONSE FORM

NOTE:  If you ACCEPT this Bonus Offer by selecting Option 1, 2, 3a or 3b below, a check for the Bonus payment of [BONUS AMOUNT] will be mailed to you after we receive your signed Response and any other required forms or information needed to complete your acceptance of this Bonus Offer.   If, however, you choose NO CHANGE, you will not receive the Bonus payment and your Policy will continue as it currently exists.

(Check One)

•                  ACCEPT Option 1 — Value Transfer to Fixed Rate Option.  I hereby accept the Bonus Offer and direct the Company to transfer my entire variable account balance to the Declared Interest Option (DIO).  I understand and agree that I will no longer be permitted to transfer, reallocate or designate any funds to be invested in any variable subaccounts at any time in the future, but I will continue to earn interest at a minimum guaranteed rate of [XX%] per annum for as long as my Policy remains in force.  I also understand that all rights and benefits currently available to me under my existing Policy, other than the variable subaccount investment options, will remain unchanged.

•                  ACCEPT Option 2 — 1035 Exchange for SFBLIC Policy.  I hereby accept the Bonus Offer and request a 1035 Exchange of my Policy for a different policy the Company currently offers.  I understand that I should consult with my financial advisor for advice and recommendations concerning a suitable replacement policy.  I am working with the Company or my financial advisor to complete the required application forms and will promptly return the forms and/or information necessary to complete the Exchange.  I understand that my failure to provide all information requested to complete this Exchange by the Deadline will void the Offer, including the Bonus amount. Also, if I unknowingly fail to properly complete the application and other forms, I understand that it could result in a delay in processing of my Exchange Request and the Bonus payment.  If such a delay occurs, I understand that 100% of the variable account balance will be transferred to the DIO where it will continue to earn interest at the guaranteed minimum interest rate until my 1035 Exchange is complete.

•                  ACCEPT Option 3-a — Surrender My Policy.  I hereby accept the Bonus Offer and direct the Company to terminate my Policy and send me the proceeds that are available as of the Business Day this Response Form is received by the Company.  I have completed, signed, and dated the enclosed Request for Surrender form.  Please include the Bonus amount check with my surrender check, and mail them to my current address noted below.  I have consulted with my tax advisor regarding tax consequences that are applicable to me, or otherwise understand them, and have determined to surrender my Policy regardless of any tax consequences.   I understand that my failure to properly complete the Request for Surrender form may result in a delay in processing my request.  If such a delay occurs, I understand that 100% of the accumulated value of my Policy, less any Policy loans will be transferred to the DIO where it will continue to earn interest at the guaranteed fixed interest rate until all issues have been resolved and my surrender is processed.

•                  ACCEPT Option 3-b — Surrender My Policy for Another Company’s Policy.  I hereby accept the Bonus Offer and want to exchange my Policy for a different life insurance company’s product.  I will provide the Company with all forms and information necessary to make this exchange no later than December 2, 2019.  I understand that the Company will transfer 100% of the variable account balance into the DIO as of the Business Day it receives this Response Form, where it will continue to earn interest at the guaranteed minimum interest rate until all information necessary to complete my requested exchange is received by the Company.  In the event that all necessary forms or information to complete an exchange to another company are not physically in our Jackson, Mississippi office by December 13, 2019, I understand that the Bonus Offer will expire and will no longer be available to me.  I also understand that failure to complete this exchange will require that I contact the Company if I wish to reallocate any values in my Policy out of the DIO and into the variable subaccounts that are available to me under my Policy.

•                  NO CHANGE - Keep My Policy As Is.  I DO NOT wish to accept the Bonus Offer and hereby affirm my decision to keep my Policy as it exists today.  I understand that I will not receive any Bonus amount, nor will any of the other one-time benefits that are part of this Bonus Offer be available to me in the future, including the ability to exchange the Policy for another SFBLIC product and have surrender charges, underwriting requirements, and the contestability period waived.

By affixing my signature below, I understand and agree to all the terms of the election I have made concerning the Bonus Offer described above and that my election is final.  I further understand the tax consequences of the election I have made in accepting the Bonus Offer.

Policy Owner Signature	Current Mailing Address (Line 1)

Print Name	Current Mailing Address (Line 2)

Policy Number	Daytime Telephone Number

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